

MAIL STOP 3628

November 8, 2005

By Facsimile (603) 625-5650 and U.S. Mail
Frank W. Getman Jr.
President & Chief Executive Officer
BayCorp Holdings, Ltd.
One New Hampshire Avenue
Suite 125
Portsmouth, New Hampshire 03801

Re: BayCorp Holdings, Ltd.
          Amendment No. 2 to Schedule 13E-3
          Filed on November 4, 2005
          File No. 005-50357
          Amendment No. 2 to Schedule 14D-9
          Filed on November 4, 2005
          File No. 005-50357

Dear Mr. Getman:

        We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements

1. We refer you to prior comment 3. Please disclose a materially complete description of the employment agreements between the Surviving Corporation and Messrs. Getman and Callendrello. For example, but without limitation, your disclosure should quantify the base salary, discretionary bonuses and summarize the "other benefits" that will be received.

Item 4. The solicitation or Recommendation

Opinion of Financial Advisor

2. Expand the disclosure to address in greater detail how Jefferies assessed the fairness of the consideration being paid in this proposed transaction. Explain in the revised discussion how Jeffries reached their conclusion in view of the fact the range of implied values under the Asset Cost Analysis yielded per share values greater than the consideration being paid in this transaction.

Closing

As appropriate, please amend your Schedules 14D-9 and 13E-3 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Richard A. Samuels
      McLane, Graf, Raulerson &
         Middleton, Professional Association
      900 Elm Street
      Manchester, New Hampshire 03105

      M. Douglas Dunn and John T. O'Connor
      Milbank, Tweed, Hadley & McCloy LLP
      One Chase Manhattan Plaza
      New York, New York 10005